[GRAPHIC OMITTED] Ahold
                                                                 August 23, 2007

                                                                   Press Release

Ahold completes reverse stock split


Amsterdam, the Netherlands - Ahold today announced that its reverse stock split became effective after close of trading hours of the New York Stock Exchange on August 22, 2007.

The reverse stock split consisted of a consolidation of every 5 existing shares with a nominal value of EUR 0.24 each, into 4 new shares with a nominal value of EUR 0.30 each. Trading in new Ahold shares with the new nominal value will commence today.

Ahold received confirmation that no objection has been filed against the capital repayment in connection with the reverse stock split. The date for the capital repayment of EUR 1.89 per existing share will be August 28, 2007. The capital repayment is not subject to Dutch dividend withholding tax. Shareholders with questions about their tax status are advised to consult their local tax advisor.

For shareholders holding shares through Euroclear Nederland the record date was at the close of trading hours on the Amsterdam Stock Exchange on August 22, 2007. Shareholders who held their shares with a bank or broker should receive a notice from their bank or broker. Shareholders who were registered in the register of Ahold were informed by Ahold about the administrative process. Holders of American Depositary Receipts (ADR) listed on the New York Stock Exchange will be paid in U.S dollars so long as they held their ADRs as of and after close of trading on the New York Stock Exchange on August 22, 2007.

If the number of shares held by any one shareholder is not exactly divisible by 5, banks and brokers will round positions up or down, depending on the particular contractual arrangements between the bank or broker and the shareholder.


Ahold Press Office: +31 (0)20 509 5343





Forward-looking statements notice
Certain statements in this press release are "forward-looking statements" within the meaning of the U.S. federal securities laws. These forward-looking statements include, but are not limited to, statements as to the expected timing of the capital repayment and the expected amount of such repayment. These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond Ahold's ability to control or estimate precisely, such as the effect of general economic or political conditions, fluctuations in exchange rates or interest rates, increases or changes in competition, Ahold's ability to implement and complete successfully its plans and strategies, the benefits from and resources generated by Ahold's plans and strategies being less than or different from those anticipated, changes in Ahold's liquidity needs, the actions of competitors and third parties, and other factors discussed in Ahold's public filings. Readers are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date of this press release. Ahold does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release, except as may be required by applicable securities law. Outside the Netherlands, Koninklijke Ahold N.V., being its registered name, presents itself under the name of "Royal Ahold" or simply "Ahold.".


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